UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Retractable Technologies, Inc.

(Name of Subject Company [issuer] and Filing Person [offeror])

Class B Convertible Preferred Stock

(Title of Class of Securities)

76129W204; 76129W501; 76129W303; 76129W600; and 76129W709

(CUSIP Numbers of Class of Securities)

Douglas W. Cowan

Vice President and Chief Financial Officer

Retractable Technologies, Inc.

511 Lobo Lane

P.O. Box 9

Little Elm, TX 75068

(888) 806-2626

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$759,672	$88.20

*  Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes the exchange of 2,279,016 shares of Class B Convertible Preferred Stock par value $1.00 per share (the “Preferred Stock”) for cash and common stock (no par value) of Retractable Technologies, Inc. The Transaction Valuation amount is based upon one-third of the par value of the securities to be acquired because Retractable Technologies, Inc. has an accumulated capital deficit.  The filing fee, calculated in accordance with Exchange Act Rule 0-11, as amended by Fee Rate Advisory No. 5 for Fiscal Year 2011, equals $116.10 per $1,000,000 of the value of the transaction.

☑  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$88.20
Form or Registration No:	SC TO-I
Filing Party:	Retractable Technologies, Inc.
Date Filed:	September 12, 2011

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

AMENDMENT NO. 2 TO SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO filed by Retractable Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 12, 2011 (the “Schedule TO”), as previously amended by Amendment No. 1,  wherein the Company offered to exchange outstanding Class B Convertible Preferred Stock (the “Preferred Stock”) for cash and the Company’s Common Stock (the “Exchange Offer”), subject to the terms and conditions in the OFFER TO EXCHANGE ISSUED AND OUTSTANDING SHARES OF OUR PREFERRED STOCK FOR SHARES OF OUR COMMON STOCK AND CASH dated September 12, 2011, set forth in Exhibit (a)(1)(A) to the Schedule TO (the “Offering Memorandum”).

This Amendment No. 2 to Schedule TO is the final amendment and reports the results of the Exchange Offer.

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired at 12:00 midnight Eastern time, on November 4, 2011.  The Company has been advised by American Stock Transfer & Trust Company, LLC (the “Depositary”) that the following shares of Preferred Stock were validly tendered and not properly withdrawn pursuant to the Exchange Offer:

Series of Preferred Stock	Number of Shares	Percentage of Series
Series I Preferred Stock	27,500	19.097%
Series II Preferred Stock	41,000	18.662%
Series III Preferred Stock	0	0%
Series IV Preferred Stock	5,000	0.905%
Series V Preferred Stock	1,173,464	95.205%

This tendered Preferred Stock has been accepted for payment by the Company pursuant to the terms of the Exchange Offer. The Company has delivered the aggregate cash purchase price to the Depositary and instructed it to distribute the Offer Consideration to the Preferred Stockholders. As stated in the Offering Memorandum, the Offer Consideration consists of the following for each series of Preferred Stock:

Series I Preferred Stock	$1.50 per share of Preferred Stock; and One share of Common Stock per share of Preferred Stock

Series II Preferred Stock	$3.00 per share of Preferred Stock; and One share of Common Stock per share of Preferred Stock

Series III Preferred Stock	$3.80 per share of Preferred Stock; and One share of Common Stock per share of Preferred Stock

Series IV Preferred Stock	$3.50 per share of Preferred Stock; and One share of Common Stock per share of Preferred Stock

Series V Preferred Stock	$0.96 per share of Preferred Stock; and One share of Common Stock per share of Preferred Stock

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

RETRACTABLE TECHNOLOGIES, INC.
(Registrant)

BY:	/s/ Douglas W. Cowan
DOUGLAS W. COWAN
VICE PRESIDENT, CHIEF FINANCIAL OFFICER, AND CHIEF ACCOUNTING OFFICER

DATE: November 8, 2011